UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             (Amendment No. _______)


                          Proactive Technologies, Inc.
                                (Name of Issuer)

                          Common Stock, $0.04 Par Value
                         (Title of Class of Securities)

                                   74266 K307
                                 (CUSIP Number)

         Robert F. Dow, 2800 One Atlantic Center, 1201 West Peachtree Street,
                          Atlanta, Georgia 30309-3450
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 29, 1999

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74266 K307                                                 Page 2 of 5


------------------------------------------------------------------===========
1  Name of Reporting Person:  Wendell M. Starke
------------------------------------------------------------------===========
------------------------------------------------------------------===========
2  Check the Appropriate Box if a Member of a Group                (a)|_|
                                                                   (b)|_|
------------------------------------------------------------------===========
------------------------------------------------------------------===========
3  SEC Use Only
------------------------------------------------------------------===========
------------------------------------------------------------------===========
4  Source of Funds
                                       PF
------------------------------------------------------------------===========
------------------------------------------------------------------===========
5  Check Box if Disclosure of Legal Proceedings is Required
   Pursuant to Items 2(d) or 2(e)                                     |_|
------------------------------------------------------------------===========
------------------------------------------------------------------===========
6  Citizenship or Place of Organization
                                  United States
------------------------------------------------------------------===========
------------------------------------------------------------------===========
7  Sole Voting Power
                                   2,500,000(1)
------------------------------------------------------------------===========
------------------------------------------------------------------===========
8  Shared Voting Power
                                              0
------------------------------------------------------------------===========
------------------------------------------------------------------===========
9  Sole Dispositive Power
                                   2,500,000(1)
------------------------------------------------------------------===========
------------------------------------------------------------------===========
10 Shared Dispositive Power
                                              0
------------------------------------------------------------------===========
------------------------------------------------------------------===========
11 Aggregate Amount Beneficially Owned by Each Reporting Person
                                   2,500,000(1)
------------------------------------------------------------------===========
------------------------------------------------------------------===========
12 Check Box if the Aggregate Amount in Row (11)
   Excludes Certain Shares                                            |_|
------------------------------------------------------------------===========
------------------------------------------------------------------===========
13 Percent of Class Represented by Amount in Row (11)
                                   12.7 percent
------------------------------------------------------------------===========
14 Type of Reporting Person
                                       IN
------------------------------------------------------------------===========
SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Shares held by the Wendell M. Starke Trust, under Declaration of Trust dated October 2, 1991 (the "Trust"). The reporting person is the Trustee and Beneficiary of the Trust.

CUSIP No. 74266 K307                                                 Page 3 of 5

Item 1.  Security and Issuer

         The title of the class of equity securities to which this Schedule relates is common stock, par value $0.04 per share ("Common Stock"), issued by Proactive Technologies, Inc. (the "Company"), the principal executive offices of which are located at 7118 Beech Ridge Trail, Suite 402, Tallahassee, Florida 32312.


Item 2.  Identity and Background

         1.    (a)  Wendell M.  Starke is a person  filing this  statement.  Mr.
                    Wendell holds shares of Common Stock through the Wendell M. Starke Trust.

               (b) Suite 100, One Midtown Plaza, 1360 Peachtree Street N.E., Atlanta, Georgia 30309.

               (c) The reporting person is a real estate investor at the address shown at Item 2(b).

               (d)  None.

               (e)  None.

               (f)  United States.


Item 3.  Source and Amount of Funds or Other Consideration

         On January 29, 1999, the Trust acquired 2,500,000 shares (the "Shares") of the Company's Common Stock for $1,000,000 in cash from personal funds.


Item 4.  Purpose of Transaction

         The  reporting   persons  currently  intend  to  hold  the  shares  for
investment.

          (a) The reporting person has no definite plans to acquire additional securities.

               While the reporting person reserves the right to develop plans or proposals in the future regarding the following items, at the present time the person identified in response to Item 2 of this Statement does not have any plans or proposals which relate to or would result in any of the following:

          (b)  An  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) Sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g)  Changes  in  the  Company's   charter,   bylaws  or   instruments
               corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

CUSIP No. 74266 K307                                                 Page 4 of 5


          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible or termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (j)  Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

       (a)-(b) See Items 7-13 of the cover page. The percentage of outstanding shares of the Common Stock set out in the cover page has been computed based on a total of 15,499,253 shares of Common Stock indicated as outstanding in the Company's Form 10-QSB for the quarter ended September 30, 1998, as adjusted to reflect issuance of the Shares, 3,100,000 shares of Common Stock issued on or about December 30, 1998, 3,600,000 shares of Common Stock on or about January 8, 1999, and the repurchase by the Company of 5,000,000 shares on or about January 21, 1999.

        (c) See Item 3. No other transactions in the Company's Common Stock have been effected by the person named in Item 2 above within the last sixty days.

        (d)    Not Applicable.

        (e)    Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Pursuant to the Registration Rights Agreement dated January 29, 1999 between the Company and the reporting person, the reporting person has demand registration rights with respect to the Shares. In the event of a registration under such agreement, the Company will pay all expenses of registration.



Item 7.  Material to be Filed as Exhibits

         99.1     Registration Rights Agreement dated January 29, 1999.

CUSIP No. 74266 K307                                                 Page 5 of 5

Signature.

         After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.


/s/ Wendell M. Starke                                         January 29, 1999
Wendell M. Starke                                             Date